FORM 11-K


              ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1993


                    Commission File No. 1-7436


                  PROFIT SHARING AND SAVINGS PLAN
               OF REPUBLIC NATIONAL BANK OF NEW YORK
                       (Full title of plan)



                  REPUBLIC NEW YORK CORPORATION
                         452 Fifth Avenue
                    New York, New York  10018
     (Name of issuer of securities held pursuant to the plan and address of its principal executive office)





                      REQUIRED INFORMATION


The Profit Sharing and Savings Plan of Republic National Bank of New York (the "Plan") is subject to ERISA and therefore is filing the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA, as of December 31, 1993 and 1992, as an exhibit to this report. Such Plan financial statements and schedules include an Independent Auditors' Report thereon.




                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits and Compensation Committee of the Board of Directors of Republic National Bank of New York (as administrator of the Plan) has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               PROFIT SHARING AND SAVINGS PLAN OF
                               REPUBLIC NATIONAL BANK OF NEW YORK


                               William F. Rosenblum, Jr.
                               Secretary, Employee Benefits
                               and Compensation Committee


Dated:  June 29, 1994




                           INDEX TO EXHIBITS


Exhibit No.              Description of Exhibits

    23            Consent of KPMG Peat Marwick

    99            Profit Sharing and Savings Plan of Republic
                  National Bank of New York Financial Statements and Schedules December 31, 1993 and 1992 (with
                  Independent Auditors' Report thereon)